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                                                              Page 1 of 12 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 4)(1)

                                Day Runner, Inc.
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    239545106
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                                 (CUSIP Number)

                                  -------------

---------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      Exhibit Index is Page 9 of 12 Pages
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                                                              Page 2 of 12 Pages
CUSIP No. 239545106               SCHEDULE 13G

================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     O.S. II, Inc.
     95-3624280
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
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                  5    SOLE VOTING POWER

NUMBER OF              0 shares
                  --------------------------------------------------------------
SHARES            6    SHARED VOTING POWER

BENEFICIALLY           1,027,426 shares, the voting power of which is shared
                       with Jill Tate Higgins who is the president and, together
OWNED BY               with one of her minor children, is the sole owner of
                       O.S. II, Inc.
EACH              --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER
REPORTING
                       0 shares
PERSON            --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
WITH
                       1,027,426 shares, the dispositive power of which is
                       shared with Jill Tate Higgins who is the president and,
                       together with one of her minor children, is the sole
                       owner of O.S. II, Inc.
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,027,426 shares
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     16.2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 12 Pages
CUSIP No. 239545106               SCHEDULE 13G

================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jill Tate Higgins
     ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

NUMBER OF              0 shares
                  --------------------------------------------------------------
SHARES            6    SHARED VOTING POWER

BENEFICIALLY           1,027,426 shares, the voting power with respect to which
                       is shared with O.S. II, Inc., and an additional 70,114
OWNED BY               shares, the voting power with respect to which is shared
                       with Lakeside Enterprises, L.P.
EACH              --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER
REPORTING
                       0 shares
PERSON            --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
WITH
                       1,027,426 shares, the dispositive power with respect to
                       which is shared with O.S. II, Inc., and an additional
                       70,114 shares, the dispositive power with respect to
                       which is shared with Lakeside Enterprises, L.P.
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,097,540 shares
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [X]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     17.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 12 Pages
CUSIP No. 239545106               SCHEDULE 13G

================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lakeside Enterprises, L.P. ("Lakeside")
     95-4579620
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

NUMBER OF              0 shares
                  --------------------------------------------------------------
SHARES            6    SHARED VOTING POWER

BENEFICIALLY           70,114 shares, with respect to which the voting power is
                       shared with Jill Tate Higgins as Trustee of the Jill Tate
OWNED BY               Higgins Living Trust, dated 10/31/84 ("JTHLT"), who is
                       the general partner of Lakeside. JTHLT, O.S. II, Inc. and
EACH                   James P. Higgins (Ms. Higgins' spouse), in his individual
                       capacity and as custodian for each of six minor children
REPORTING              of Ms. Higgins and Mr. Higgins, are limited partners of
                       Lakeside.
PERSON            --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER
WITH
                       0 shares
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       70,114 shares, with respect to which the dispositive power is shared with JTHLT, who is the general partner of Lakeside. JTHLT, O.S. II, Inc. and James P. Higgins (Ms. Higgins' spouse), in his individual capacity and as custodian for each of six minor children of Ms. Higgins and Mr. Higgins, are limited partners of Lakeside.
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     70,114 shares
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.1%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 12 pages

Item 1(a)         Name of Issuer:

                  Day Runner, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  15295 Alton Parkway
                  Irvine, CA  92718

Item 2(a)         Name of Person Filing:

                  This Statement is being filed by O.S. II, Inc., Jill Tate Higgins and Lakeside Enterprises, L.P., who are sometimes collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to be a "group" for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act"), although each expressly disclaims any assertion or presumption that it or any of the other persons on whose behalf this Statement is filed constitutes a "group." Neither the filing of this Statement nor the Agreement [see Exhibit 1] should be construed individually or collectively to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more of the Reporting Persons or any one or more other persons.

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  The address of the principal business office of O.S. II, Inc. is 10153 1/2 Riverside Drive, #598, Toluca Lake, CA 91602. The residence address of Ms. Higgins is 4224 Clybourn Avenue, Burbank, CA 91505. The address of principal business office of Lakeside Enterprises, L.P. is 10153 1/2 Riverside Drive, #598, Toluca Lake, CA 91602.

Item 2(c)         Citizenship:

                  O.S. II, Inc. is a California corporation. Ms. Higgins is a United States citizen. Lakeside Enterprises, L.P. is a California limited partnership.

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  239545106

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable
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                                                              Page 6 of 12 pages

Item 4            Ownership:

                  The following information with respect to the ownership of Day Runner, Inc.'s Common Stock by the Reporting Persons is provided as of December 31, 1996, the last day of the year covered by this Statement.

                  (a)      Amount Beneficially Owned:

                           See Row 9 of cover page for each Reporting Person.

                           With respect to the aggregate amount of shares beneficially owned by Ms. Higgins, such amount does not include an aggregate of 11,050 shares as to which Ms. Higgins disclaims beneficial ownership, including
                           (i) 9,800 shares owned by James P. Higgins (Ms. Higgins' spouse) and (ii) 1,250 shares held by James
                           P. Higgins as custodian for the benefit of his minor children. This report shall not be deemed an admission that Ms. Higgins is the beneficial owner of such 11,050 shares for purposes of Section 13(d) or 13(g) of the Act or for any other purpose.

                  (b)      Percent of Class:

                           See Row 11 of cover page for each Reporting Person.

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the
                                    vote See Row 5 of cover page for each
                                    Reporting Person.

                           (ii) shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.

                           (iii) sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.

                           (iv) shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5            Ownership of Five Percent or Less of a Class:

                  Not applicable

                                                              Page 7 of 12 pages

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Day Runner, Inc. Common Stock owned by each of the Reporting Persons, respectively, except that: Ms. Higgins may be deemed to have such rights with respect to (i) O.S. II, Inc., due to the fact that she, together with one of her minor children, owns all of the equity interest therein and (ii) Lakeside Enterprises, L.P., due to the fact that (a) Jill Tate Higgins as Trustee of the Jill Tate Higgins Living Turst dated, October 31, 1984 ("JTHLT") is the general partner of Lakeside Enterprises, L.P. and (b) JTHLT, O.S. II, Inc. and James P. Higgins (Ms. Higgins' spouse), in his individual capacity and as custodian for each of six minor children of Ms. Higgins and Mr. Higgins, are limited partners of Lakeside Enterprises, L.P.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable

Item 8            Identification and Classification of Members of the Group:

                  See Exhibit 2.

                  The Reporting Persons may be deemed to be a "group" for the purposes of Section 13(d) and 13(g) of the Act, although each expressly disclaims any assertion or presumption that it or the other persons on whose behalf this Statement is filed constitute a "group." The filing of this Statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more such persons.

Item 9            Notice of Dissolution of Group:

                  Not applicable

Item 10           Certification:

                  Not applicable

                                                              Page 8 of 12 pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 11, 1997


Jill Tate Higgins
----------------------------------------
Jill Tate Higgins


Jill Tate Higgins
----------------------------------------
Jill Tate Higgins, President
O.S. II, Inc.


Jill Tate Higgins
----------------------------------------
Jill Tate Higgins as Trustee of the
Jill Tate Higgins Living Trust,
dated October 31, 1984
General Partner, Lakeside Enterprises, L.P.

                                                              Page 9 of 12 pages

                                  EXHIBIT INDEX

Exhibit Number  Exhibit                                      Page
--------------  -------------------------------------------  -------------------

1               Agreement to File Joint Statement            Page 10 of 12 pages
                    on Schedule 13G

2               Identification of the Reporting              Page 12 of 12 pages
                    Persons